FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION

               Washington, D.C.  20549

               Report of Foreign Issuer
       Pursuant to Rule 13a - 16 or 15d - 16 of
         the Securities Exchange Act of 1934

           For the month of February, 2004

             Intertape Polymer Group Inc.

               110E Montee de Liesse
        St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                       Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                             No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______]

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109944.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            INTERTAPE POLYMER GROUP INC.



Date:  February 19, 2004    By:  /s/Andrew M. Archibald
                                 Chief Financial Officer,
                                 Secretary, Vice President,
                                 Administration

                                                           NYSE SYMBOL: ITP
                                                           TSX SYMBOL:  ITP


INTERTAPE POLYMER GROUP INC. ANNOUNCES 2003 FOURTH QUARTER AND ANNUAL RESULTS

                         Fourth Quarter                     Annual
                         ______________                     ______
     Net income          $5.2 million                       $18.2 million
     Revenues            Increased 4.2%                     Increased 3.3%
     Gross margin        Increased to 22.0%                 Increased to 22.4%
                            from 20.1%                         from 21.0%

Montreal, Quebec and Bradenton, Florida - February 19, 2004 - Intertape Polymer Group Inc. today released results for the fourth quarter and year ended December 31, 2003. "In 2002 we began a process which has focused on improving our profitability notwithstanding the generally weak economic environment in our market segments, and our results tell the story," said Intertape Polymer Group Inc. (IPG) Chairman and Chief Executive Officer, Melbourne F. Yull. "We have not only been able to grow our revenues over the course of the year but, more importantly, we have also been able to achieve continuous improvement in our earnings."

Fourth Quarter 2003

Fourth quarter net income was $5.2 million, or $0.13 per share (basic and diluted), compared to a net loss of $58.8 million or $1.74 per share (basic and diluted) for the fourth quarter of 2002. Excluding after-tax plant closure costs in the fourth quarter of 2003 of $1.9 million and after-tax plant closure costs and goodwill impairment charge of $64.7 million in the fourth quarter of 2002, fourth quarter net income was $7.1 million or $0.17 per share (basic and diluted), compared to $5.9 million or $0.17 per share (basic and diluted) a year ago, and up 14.5% compared to net income of $6.2 million or $0.18 per share (basic and diluted) in the preceding quarter of this year. The increase in net income was driven by revenue growth, improved gross margins, reduced financial expenses, and certain tax benefits.

Sales for the fourth quarter were $157.7 million, up 4.2% compared to the corresponding quarter last year, but down 1.3% compared to the preceding quarter reflecting typical customer buying patterns. "We were pleased to see sales were up across all product lines this quarter over the previous year," said Mr. Yull. "Our revenue growth, in what remains a weak economic environment for the packaging sector, reflects the success of our efforts over the past several quarters to introduce new products to meet customer needs and to strengthen relationships with our product distributors."

Gross margin for the fourth quarter increased to 22.0% from 20.1% in the corresponding quarter last year, primarily resulting from the Company's ability to pass through raw material cost increases, reductions in waste, improved cost controls, and more efficient utilization of labour.

Selling, general and administrative expenses were $25.0 million in the fourth quarter of 2003, compared to $22.3 for the fourth quarter of 2002. "About $2.7 million of SG&A expenses in the fourth quarter included items such as promotional incentives as a result of particularly strong sales in certain channels, a customer bankruptcy, the settlement of an outstanding claim inherited with an earlier acquisition, and the early adoption of the fair value method of accounting for stock-based compensation," noted IPG's Chief Financial Officer, Andrew M. Archibald, C.A. "For 2004, we expect our run rate for SG&A expenses to be about $22.5 million to $23.5 million per quarter."

Financial expenses in the fourth quarter were $5.6 million, compared to $7.6 million in the fourth quarter last year. The lower financial expenses reflect primarily the impact of debt reduction since the end of the fourth quarter of 2002, in particular, the third quarter of 2003 when the proceeds of the $41.3 million equity issue were used to pay down debt.

In the fourth quarter, the Company took a charge of $3.0 million for expenses relating to the closure of its water-activated tape (WAT) plant in Green Bay, Wisconsin, and the transfer of equipment and people to its other WAT plant in Menasha, Wisconsin as part of the previously announced consolidation of these facilities.

For the fourth quarter the Company recorded a net deferred income tax benefit of $4.2 million, compared to a net deferred income tax benefit of $13.3 million in the fourth quarter of 2002. Generally accepted accounting principals (GAAP) requires an annual review and valuation of future income tax benefits related to net operating losses. As a result of improved operating results and the underlying business environment, this annual review resulted in the net value of future tax benefits being increased. This increase has been recorded in the fourth quarter of 2003 both as an increase in future tax benefits on the balance sheet, as well as a reduction in income tax expense in the statement of earnings.

Spending on property, plant and equipment was $3.3 million in the fourth quarter of 2003, compared to $2.1 million for the same quarter in 2002.

Cash flows from operating activities less cash used for investing activities was $5.1 million for the fourth quarter 2003, compared to $25.1 million for the fourth quarter 2002, due primarily to changes in various working capital items. The excess cash generated in the quarter was used to repay debt.

Full Year 2003

For the full year 2003, net income was $18.2 million, or $0.50 per share (diluted), compared to a net loss of $54.5 million or $1.66 per share (diluted) in 2002. Excluding after-tax plant closure costs in the fourth quarter of 2003 of $1.9 million and after-tax plant closure costs and goodwill impairment charge of $64.7 million in the fourth quarter of 2002, full year net income was $20.1 million, or $0.56 per share (basic and diluted), compared to $10.2 million or $0.31 per share (basic and diluted) in 2002.

Sales for 2003 were $621.3 million compared to $601.6 million for last year, an increase of 3.3%, and gross margin was 22.4% compared to 21.0% for 2002, resulting from the Company's ability to pass through raw material cost increases, reductions in waste, improved cost controls, and more efficient utilization of labour.

Selling, general and administrative expenses for the year were $90.0 million, compared to $85.3 million a year ago, due to higher selling costs related to increased sales, particularly in certain distribution channels, and the effect of consolidating the additional 50% interest in Fibope acquired in the middle of the year.

Financial expenses during the year were $28.5 million compared to $32.8 million for last year. The lower financial expenses reflect primarily the impact of debt reduction since the end of the fourth quarter of 2002.

Spending on property, plant and equipment was $13.0 million for 2003, compared to $11.7 million for 2002.

Cash flows from operating activities less cash used for investing activities was $19.8 million for 2003, compared to $18.3 million for last year. The excess cash generated during the period was used to repay debt. "In the third quarter of 2003, the Company's outlook for total excess cash in 2003 was approximately $22.0 million," remarked Mr. Archibald. "The Company has come in under this amount primarily as a result of inventory build-ups in anticipation of the Green Bay plant closing and the finalization of supply agreements with tesa tape, inc."

Balance Sheet Improvements

"We reduced debt by a further $4.5 million during the quarter, bringing our total net debt reduction to $55.4 million for the year, which exceeded our objective for the year of $29 million," commented Mr. Archibald. "The debt reduction, along with a strengthened equity base following our common equity issue in the third quarter, has enabled us to lower our total debt as a percentage of total capital to 41.3%, compared to 52.3% at the end of 2002."

Cost Reduction Initiatives

In 2002, IPG announced cost reduction initiatives of $17.5 million that it expected to implement over the course of 2003 and 2004. By the end of 2003, $11.5 million of these initiatives have been implemented. There is another $6.0 million of cost savings that the Company expects to realize in 2004 as part of this program. Including the benefits of consolidating the WAT plants, as well as reduced interest charges, additional savings relating to these various initiatives should total $11.5 million in 2004.

Outlook

"The results for 2003 reflect the success of our objective at the outset, which was to focus on things we can control in order to return to appropriate levels of profitability," said Mr. Yull. "For example, actions we have taken with respect to pricing structures have enabled us to pass through raw material cost increases on a timely basis. We believe the improvements we have made throughout our operations are sustainable, and something on which we can build. Beyond the initiatives that are already underway, we believe there will be more opportunities to improve our profitability in 2004. There are also some early signs of economic recovery in our market segments that, if they do materialize, will contribute positively to our revenue and bottom line growth. However, our outlook is currently based on little economic improvement during the year."

(All figures in U.S. dollars, unless otherwise stated; December 31, 2003, exchange rate: Cdn $1.3033 equals U.S.$1.00)


Conference Call

A conference call to discuss IPG's fourth quarter results will be held Friday, February 20, 2004 at 10:00 A.M. Eastern Standard Time. Participants may dial 1-888-428-4479 (U.S. and Canada) and 1-612-332-1213 (International). The
conference call will also be simultaneously webcast on the Company's website at www.intertapepolymer.com.

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada); 1-320-365-3844 (International) and entering the passcode 717599. The recording will be available from Friday, February 20, 2004 at 5:00 P.M. until Friday, February 27, 2004 at 11:59 P.M, Eastern Standard Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the
Company employs approximately 2,600 employees with operations in 19 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook. This release contains certain non-GAAP financial measures as defined under SEC rules, including earnings per share excluding plant closure costs and last year's goodwill impairment charge. The Company believes such non GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations, excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.


For Information Contact:          Melbourne F. Yull
                                  Chairman and Chief Executive Officer
                                  Intertape Polymer Group Inc.
                                  Tel.:  866-202-4713
                                  E-mail:itp$info@intertapeipg.com
                                  Web: www.intertapepolymer.com

Selected Financial Information

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended December 31,
(In thousands of US dollars, except per share amounts)

--------------------------------------------------------------------
                                 Three months          Twelve months
--------------------------------------------------------------------
                                2003     2002         2003      2002
--------------------------------------------------------------------
                                   $        $            $         $

Sales                        157,682  151,261      621,321   601,575
Cost of sales                122,975  120,864      482,423   475,430
--------------------------------------------------------------------
Gross profit                  34,707   30,397      138,898   126,145
--------------------------------------------------------------------

Selling, general and
 administrative expenses      24,973   22,262       90,047    85,324
Research and development         212      480        3,272     3,169
Financial expenses             5,587    7,621       28,521    32,773
Manufacturing facility
 closure costs                 3,005    2,100        3,005     2,100
Impairment of goodwill                 70,000                 70,000
--------------------------------------------------------------------
                              33,777  102,463      124,845   193,366
--------------------------------------------------------------------
Earnings before income taxes     930  (72,066)      14,053   (67,221)
Future income
 taxes (recovery)             (4,244) (13,292)      (4,125)  (12,767)
--------------------------------------------------------------------
Net earnings (loss)            5,174  (58,774)      18,178   (54,454)
--------------------------------------------------------------------
--------------------------------------------------------------------

Earnings (loss) per share
  Basic                         0.13    (1.74)        0.51     (1.66)
--------------------------------------------------------------------
--------------------------------------------------------------------

  Diluted                       0.13    (1.74)        0.50     (1.66)
--------------------------------------------------------------------
--------------------------------------------------------------------


Consolidated Retained Earnings
Periods ended
(In thousands of US dollars)

--------------------------------------------------------------------
                                 Three months          Twelve months
--------------------------------------------------------------------
                                2003     2002         2003      2002
--------------------------------------------------------------------
                                   $        $            $         $

Balance, beginning of period  63,117  108,887       50,113   104,567
Net earnings (loss)            5,174  (58,774)      18,178   (54,454)
--------------------------------------------------------------------
Balance, end of period        68,291   50,113       68,291    50,113
--------------------------------------------------------------------
--------------------------------------------------------------------


--------------------------------------------------------------------
--------------------------------------------------------------------

Common shares
Average number of shares outstanding

CDN GAAP - Basic      40,870,426  33,821,272  35,956,550  32,829,013
CDN GAAP - Diluted    41,225,776  33,821,272  36,052,320  32,829,013
U.S. GAAP - Basic     40,870,426  33,821,272  35,956,550  32,829,013
U.S. GAAP - Diluted   41,225,776  33,821,272  36,052,320  32,829,013



Intertape Polymer Group Inc.
Consolidated Balance Sheet
As at
(In thousands of US dollars)
--------------------------------------------------------------------

                               December 31, 2003   December 31, 2002
--------------------------------------------------------------------
                                               $                   $
ASSETS
Current assets
  Trade receivables (net of
   allowance for doubtful
   accounts of $3,911,
   $3,844 in December 2002)               89,297              86,169
  Other receivables                       11,852              10,201
  Inventories                             69,956              60,969
  Parts and supplies                      13,153              12,377
  Prepaid expenses                         7,924               7,884
  Future income tax assets                 2,682               2,397
--------------------------------------------------------------------
                                         194,864             179,997
Property, plant and equipment            354,627             351,530
Other assets                              12,886              13,178
Future income tax assets                   3,812
Goodwill                                 173,056             158,639
--------------------------------------------------------------------
                                         739,245             703,344
--------------------------------------------------------------------
--------------------------------------------------------------------

LIABILITIES
Current liabilities
  Bank indebtedness                       13,944               8,573
  Accounts payable and accrued
   liabilities                            95,270              80,916
  Instalments on long-term debt           16,925              29,268
--------------------------------------------------------------------
                                         126,139             118,757
Long-term debt                           235,066             283,498
Other liabilities                            530               3,550
Future income taxes                                            4,446
--------------------------------------------------------------------
                                         361,735             410,251
--------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Capital stock and share purchase
 warrants                                286,841             239,185
Contributed surplus                        3,150
Retained earnings                         68,291              50,113
Accumulated currency translation
 adjustments                              19,228               3,795
--------------------------------------------------------------------
                                         377,510             293,093
--------------------------------------------------------------------
                                         739,245             703,344
--------------------------------------------------------------------
--------------------------------------------------------------------


Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended December 31,
(In thousands of US dollars)

--------------------------------------------------------------------
                                  Three months       Twelve months
--------------------------------------------------------------------
                                2003        2002      2003      2002
--------------------------------------------------------------------
                                   $           $         $         $

OPERATING ACTIVITIES
Net earnings (loss)            5,175     (58,774)   18,178   (54,454)
Non-cash items
   Depreciation and
    amortization               7,786       7,647    29,375    28,653
   Loss on disposal of
    property, plant and
    equipment                                 30               1,280
   Property and equipment
    impairment in connection
    with facility closure        732                   732
   Impairment of goodwill                 70,000              70,000
   Future income taxes        (5,982)    (15,723)   (7,148)  (15,198)
   Decrease in other
    liabilities               (3,000)               (3,000)
--------------------------------------------------------------------
Cash from operations
 before changes in
 non-cash working capital
 items                         4,711       3,180    38,137    30,281
---------------------------------------------------------------------
Changes in non-cash
 working capital items
   Trade receivables           8,616       8,825      (741)      475
   Other receivables          (1,693)      2,531    (1,647)    5,186
   Inventories                (2,021)     10,666    (5,139)    9,851
   Parts and supplies           (107)       (112)     (776)     (767)
   Prepaid expenses           (1,957)     (3,177)      100     1,567
   Accounts payable and
    accrued liabilities        1,606       6,922    10,465   (11,361)
---------------------------------------------------------------------
                               4,444      25,655     2,262     4,951
---------------------------------------------------------------------
Cash flows from operating
 activities                    9,155      28,835    40,399    35,232
---------------------------------------------------------------------
INVESTING ACTIVITIES
Property, plant
 and equipment                (3,280)     (2,130)  (12,980)  (11,716)
Goodwill                                            (6,217)
Other assets                    (752)     (1,619)   (1,435)   (5,213)
---------------------------------------------------------------------
Cash flows from investing
 activities                   (4,032)     (3,749)  (20,632)  (16,929)
---------------------------------------------------------------------
FINANCING ACTIVITIES
Net change in bank
 indebtedness                 (4,503)    (17,419)    4,910   (19,525)
Repayment of
 long-term debt                           (8,885)  (64,329)  (50,209)
Issue of common shares           552         647    43,009    49,689
---------------------------------------------------------------------
Cash flows from
 financing activities         (3,951)    (25,657)  (16,410)  (20,045)
---------------------------------------------------------------------
Net increase (decrease)
 in cash position              1,172        (571)    3,357    (1,742)
Effect of foreign currency
 translation adjustments      (1,172)        571    (3,357)    1,742
---------------------------------------------------------------------
Cash position, beginning
 and end of year                   0           0         0         0
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